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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           MERIT MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58988910
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                                 (CUSIP Number)

                            John E. Runnells
                            The Vertical Group, L.P.
                            18 Bank Street
                            Summit, N.J.  07901
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 27, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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


                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 2 of 7 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      The Vertical Fund Associates, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        322,550
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        322,500
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     322,500
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     4.4%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 3 of 7 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      The Vertical Life Sciences, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        281,550
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        281,550
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     281,550
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     3.9%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 4 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      Stephen D. Baksa
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        75,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        604,100
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        75,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        604,100
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     679,100
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     9.3%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This Amendment No. 3 to Statement on Schedule 13D (as heretofore amended, the "Statement") with respect to the Common Stock of Merit Medical Systems, Inc. (the "Issuer")("MMSI Common Stock") is filed by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences")(together, the "Partnerships") and Stephen D. Baksa ("Baksa")(the Partnerships and Baksa being hereinafter referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

         Item 3. Source and Amount of Funds or Other Consideration.

         As of October 27, 1997, Associates owned 322,550 shares of MMSI Common Stock, which it acquired at an aggregate cost of $2,379,202.22, Life Sciences owned 281,550 shares of MMSI Common Stock, which it acquired at an aggregate cost of $2,064,982.17, and Baksa owned 75,000 shares of MMSI Common Stock, which he acquired at an aggregate cost of $549,062.50. All of the shares of MMSI Common Stock owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds. The source of funds used by Baksa to acquire the Shares needed by him was his personal funds.

         Item 5. Interest in Securities of the Issuer.

         (a) and (b) of the total Shares beneficially owned by the Reporting Persons, 322,550 shares (approximately 4.4% of the total outstanding) are beneficially owned by Associates, 281,550 shares (approximately 3.9% of the total outstanding) are beneficially owned by Life Sciences, and 75,000 shares (approximately 1.0% of the total outstanding) are beneficially owned by Baksa. Subject to the next succeeding paragraph, each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person.

         In addition, The Vertical Group, L.P. ("Group") may be deemed to be the beneficial owner of all 604,100 Shares (approximately 8.3% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (as defined in response to Item 2), including Baksa, may be deemed to be the beneficial owner of all

604,100 Shares (approximately 8.3% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

         (c) The chart below lists all transactions in MMSI Common Stock in the 60 days preceding the date of this Amendment No. 3 by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of MMSI Common Stock effected in the open market:


Person
Effecting                         Date of                          Number of                     Price per
Transaction                     Transaction                     Shares Purchased                 Share
-----------                     -----------                     ----------------                 -----
Associates                      October 27, 1997                    10,000                         $6.87
Life Sciences                   October 27, 1997                    10,000                         $6.87
Baksa                           October 1, 1997                      5,000                         $7.37

                  (d) and (e) Not applicable.

         Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

October 30, 1997                               VERTICAL FUND ASSOCIATES, L.P.
                                           BY: THE VERTICAL GROUP, L.P.
                                               General Partner



                                           By: /s/ John E. Runnells
                                               ----------------------
                                               John E. Runnells
                                               General Partner

                                           VERTICAL LIFE SCIENCES, L.P.
                                           BY: THE VERTICAL GROUP, L.P.
                                               General Partner


                                           By: /s/ John E. Runnells
                                               ----------------------
                                               John E. Runnells
                                               General Partner


                                           /s/ Stephen D. Baksa
                                           ----------------------
                                           Stephen D. Baksa